Exhibit 99.1

FOR IMMEDIATE RELEASE:	May 1st, 2015	PR 15-04

Atna Resources Ltd. Reports First Quarter 2015 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today reported financial and operating results for the first quarter ended March 31, 2015. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR and EDGAR or on our website at www.atna.com. Atna operates the Briggs gold mine (“Briggs”) located in Inyo County, California, and the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada.

Financial Results

•	Adjusted EBITDA was $0.5 million, and operating cash flow was $0.8 million.
•	Revenue increased marginally to $9.9 million, relative to revenues in First Quarter 2014.
•	Financing activities used $1.0 million to repay principal on notes and finance leases, and $0.8 million was invested in mine development, principally at Pinson Underground.
•	A net loss of $5.1 million, ($0.02) per weighted average share, was recognized and included a $2.5 million mark-to-market inventory write-down and a $0.4 million loss on asset disposals.

Operating Results

•	8,083 ounces of gold were sold at an average price of $1,223 per ounce.
•	Briggs generated $0.6 million in operating cash flow and Pinson Underground generated $0.7 million.
•	Gold ounces sold by Pinson Underground increased 53 percent over prior quarter while total gold ounces mined increased by 89 percent as that mine continues to ramp-up its operation.
•	Pinson Underground production averaged 210 tons of ore per operating day and a total of four sulfide ore shipments were made at an average grade of 0. 381 oz/ton to the nearby Twin Creeks mine for processing in the autoclave facilities. Gold recovery averaged 94.8 percent in the quarter.
•	The consolidated average cash cost per ounce sold was $1,064, and the consolidated average all-in sustaining cost (AISC) was $1,267 per ounce.

Qualified Person

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 13, 2015.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	March 31,	December 31,
BALANCE SHEETS	2015	2014

ASSETS
Current assets	$21,727,700	$21,780,600
Non-current assets	70,564,800	74,464,800

Total assets	92,292,500	96,245,400

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	28,840,100	9,682,200
Notes payable - long term	1,118,700	18,806,000
Other non-current liabilities	4,733,700	5,178,000
Shareholders' equity	57,600,000	62,579,200

Total liabilities and shareholders’ equity	$92,292,500	$96,245,400

	Three Months Ended
	March 31,
STATEMENTS OF OPERATIONS	2015	2014

Revenues	$9,919,100	$9,796,800
Cost of sales	8,630,300	8,126,300
Depreciation and amortization, cost of sales	1,748,700	1,704,500
Adjust inventory to net realizable value, cost of sales	2,468,100	340,700
General and administrative	885,200	1,030,900
Depreciation - G&A	10,700	55,900
Recovery of prior impairment, gain on sale of land	-	(75,500)
Exploration expense	14,400	291,400
Property maintenance expense	4,500	253,700
Other expense (income), net	1,285,800	(1,074,700)

Net loss before income tax	(5,128,600)	(856,400)

Income tax recovery	-	-
Net loss	(5,128,600)	(856,400)

Comprehensive loss	(5,131,100)	(2,322,100)

Basic & Diluted income per share	$(0.02)	$(0.00)

Basic and Diluted weighted-average shares outstanding	208,326,263	190,168,574

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$2,162,200	$789,900
Net cash provided by (used in) operating activities	788,200	(3,711,200)
Net cash used in investing activities	(353,200)	(204,500)
Net cash (used in) provided by financing activities	(973,800)	4,905,700
Effect of exchange rate changes on cash	(2,700)	(2,500)

Cash and cash equivalents, end of the period	$1,620,700	$1,777,400